SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

(Amendment No. )

Mechanical Technology, Incorporated

(Name of the Issuer)

Mechanical Technology, Incorporated

Brookstone Partners Acquisition XXIV, LLC

(Name of Persons Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

583538 20 2

(CUSIP Number of Class of Securities)

Frederick W. Jones
Chief Executive Officer, Chief Financial Officer and Secretary
Mechanical Technology, Incorporated
325 Washington Avenue Extension

Albany, NY 12205
(518) 218-2550

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
Jeffrey S. Spindler, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019
(212) 451-2300

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).
b.	☐ The filing of a registration statement under the Securities Act of 1933.
c.	☐ A tender offer.
d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction ☐

Calculation of Filing Fee
Transaction Valuation (*)	Amount of Filing Fee (**)
$41,200	$5.13

(*) Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 40,000 shares of Common Stock for $1.03 per share in cash (the “Consideration”) in lieu of issuing fractional shares in connection with the proposed Reverse Stock Split. For purposes of this calculation, the Consideration represents the average of the daily closing prices of the Common Stock for the 60 trading days ending on the trading day immediately before the date hereof.

(**) The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2018, was calculated by multiplying the Transaction Valuation by 0.0001245.

☐	Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by Mechanical Technology, Incorporated, a New York corporation (the “Company”), and Brookstone Partners Acquisition XXIV, LLC, a Delaware limited liability company (“Brookstone XXIV”), in connection with a proposed transaction to terminate the registration of shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). At a special meeting of stockholders, the Company’s stockholders of record will vote on approval of an amendment to the Company’s Certificate of Incorporation to effect a 1-for-15 reverse stock split (the “Reverse Stock Split”).

This Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) concurrently with the filing of the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Regulation 14A under the Exchange Act. The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

Item 1. Summary Term Sheet

Item 1001

The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2. Subject Company Information

Item 1002

(a)       Name and Address. The name of the subject company is Mechanical Technology, Incorporated, a New York corporation. The Company’s principal executive offices are located at 325 Washington Avenue Extension, Albany, New York 12205. The Company’s telephone number is (518) 218-2550.

(b)       Securities. The subject class of equity securities to which this Schedule 13E-3 relates is the Company’s common stock, par value $0.01 per share, of which 9,369,177 shares were outstanding as of the date hereof.

(c)       Trading Market and Price. The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT THE COMPANY – Market Price of Common Stock; Dividends” is incorporated herein by reference.

(d)       Dividends. The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT THE COMPANY – Market Price of Common Stock; Dividends” is incorporated herein by reference.

(e)       Prior Public Offerings. The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT THE COMPANY – Prior Public Offerings” is incorporated herein by reference.

(f)       Prior Stock Purchases. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS – Background of the Reverse Stock Split” and “– Fairness of the Reverse Stock Split – Substantive Fairness Discussion – Fairness of the Cash Consideration”; “INFORMATION ABOUT THE COMPANY – Stock Purchases”; and “INFORMATION ABOUT BROOKSTONE XXIV AND ITS AFFILIATES – Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

Item 1003

(a)       Name and Address. The information set forth in the Proxy Statement under the captions “INFORMATION ABOUT THE COMPANY – Name and Address” and “– Certain Information Concerning the Company and the Company’s Directors and Executive Officers”; and “INFORMATION ABOUT BROOKSTONE XXIV AND ITS AFFILIATES – Identity and Background” is incorporated herein by reference.

(b)       Business and Background of Entities. The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT BROOKSTONE XXIV AND ITS AFFILIATES – Identity and Background” is incorporated herein by reference.

(c)       Business and Background of Natural Persons. The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT THE COMPANY – Certain Information Concerning the Company and the Company’s Directors and Executive Officers” is incorporated herein by reference.

Item 4. Terms of the Transaction

Item 1004

(a)       Material Terms. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET” and “SPECIAL FACTORS” is incorporated herein by reference.

(c)       Different Terms. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Information About the Reverse Stock Split” and “– Material U.S. Federal Income Tax Consequences of the Reverse Stock Split”; and SPECIAL FACTORS – Fairness of the Reverse Stock Split,” “– Effects of the Reverse Stock Split” and “– Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” is incorporated herein by reference.

(d)       Appraisal Rights. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – No Appraisal or Dissenters’ Rights” is incorporated herein by reference.

(e)       Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Provision for Unaffiliated Stockholders” is incorporated herein by reference.

(f)       Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Item 1005

(a)       Transactions. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS – Background of the Reverse Stock Split” and “– Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons”; “INFORMATION ABOUT THE COMPANY – Certain Information Concerning the Company and the Company’s Directors and Executive Officers”; and “INFORMATION ABOUT BROOKSTONE XXIV AND ITS AFFILIATES – Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

(b)       Significant Corporate Events. The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT BROOKSTONE XXIV AND ITS AFFILIATES – Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

(c)       Negotiations or Contacts. Not applicable.

(e)        Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS – Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons”; “INFORMATION ABOUT THE COMPANY – Certain Information Concerning the Company and the Company’s Directors and Executive Officers”; and “INFORMATION ABOUT BROOKSTONE XXIV AND ITS AFFILIATES – Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

Item 1006

(b)       Use of Securities Acquired. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Purposes of and Reasons for the Reverse Stock Split” is incorporated herein by reference.

(c)       Plans. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Purposes of and Reasons for the Reverse Stock Split” and “– Additional Effects of the Reverse Stock Split”; and “SPECIAL FACTORS – Purposes of and Reasons for the Reverse Stock Split,” “– Background of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” “– Alternatives Considered,” “– Effects of the Reverse Stock Split – Effects on the Company” and “– Conduct of Our Business After the Reverse Stock Split” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

Item 1013

(a)       Purposes. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET - Purposes of and Reasons for the Reverse Stock Split”; and “SPECIAL FACTORS – Purposes of and Reasons for the Reverse Stock Split” and “– Background of the Reverse Stock Split” is incorporated herein by reference.

(b)       Alternatives. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS – Background of the Reverse Stock Split” and “– Alternatives Considered” is incorporated herein by reference.

(c)       Reasons. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Purposes of and Reasons for the Reverse Stock Split;” and “SPECIAL FACTORS – Purposes of and Reasons for the Reverse Stock Split,” “– Background of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split” and “– Alternatives Considered” is incorporated herein by reference.

(d)       Effects. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Information About the Reverse Stock Split,” “– Additional Effects of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” “– Disadvantages of the Reverse Stock Split” and “– Material U.S. Federal Income Tax Consequences of the Reverse Stock Split”; and “SPECIAL FACTORS – Purposes of and Reasons for the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” “– Effects of the Reverse Stock Split,” “– Conduct of Our Business After the Reverse Stock Split” and “– Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” is incorporated herein by reference.

Item 8. Fairness of the Transaction

Item 1014

(a)       Fairness. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Fairness of the Reverse Stock Split” and “SPECIAL FACTORS – Background of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” “– Recommendation of the Board” and “– Fairness Determination by Brookstone XXIV” is incorporated herein by reference.

(b)       Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Purposes of and Reasons for the Reverse Stock Split,” “– Fairness of the Reverse Stock Split” and “– Disadvantages of the Reverse Stock Split”; and “SPECIAL FACTORS – Purposes of and Reasons for the Reverse Stock Split,” “– Background of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” “– Alternatives Considered” and “– Fairness Determination by Brookstone XXIV” is incorporated herein by reference.

(c)       Approval of Security Holders. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Fairness of the Reverse Stock Split – Procedural Fairness Discussion” is incorporated herein by reference.

(d)       Unaffiliated Representatives. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Fairness of the Reverse Stock Split – Procedural Fairness Discussion” is incorporated herein by reference.

(e)       Approval of Directors. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Fairness of the Reverse Stock Split”; and “SPECIAL FACTORS – Fairness of the Reverse Stock Split” and “– Recommendation of the Board” is incorporated herein by reference.

(f)       Other Offers. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Fairness of the Reverse Stock Split – Substantive Fairness Discussion – Fairness of the Cash Consideration” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations

Item 1015

(a)       Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Fairness of the Reverse Stock Split” and “SPECIAL FACTORS – Fairness of the Reverse Stock Split – Procedural Fairness Discussion” is incorporated herein by reference.

(b)       Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c)       Availability of Documents. Not applicable.

Item 10. Source and Amounts of Funds or Other Consideration

Item 1007

(a)       Source of Funds. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Disadvantages of the Reverse Stock Split”; “SPECIAL FACTORS – Effects of the Reverse Stock Split – Effects on the Company” and “– Source of Funds and Expenses”; and “SPECIAL MEETING AND VOTING INFORMATION – Solicitation of Proxies” is incorporated herein by reference.

(b)       Conditions. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Source of Funds and Expenses” is incorporated herein by reference.

(c)       Expenses. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Source of Funds and Expenses” is incorporated herein by reference.

(d)       Borrowed Funds. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Source of Funds and Expenses” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company

Item 1008

(a)       Securities Ownership. The information set forth in the Proxy Statement under the caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.

(b)       Securities Transactions. Not applicable.

Item 12. The Solicitation or Recommendation

Item 1012

(d)       Intent to Tender or Vote in a Going Private Transaction. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS – Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons” and “– Stockholder Approval” is incorporated herein by reference.

(e)       Recommendation of Others. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Recommendation of the Board,” “– Fairness Determination by Brookstone XXIV” and “– Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons” is incorporated herein by reference.

Item 13. Financial Statements

Item 1010

(a)       Financial Information. The audited financial statements and unaudited interim financial statements are incorporated by reference in the Proxy Statement from the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017. The information set forth in the Proxy Statement under the caption “FINANCIAL INFORMATION – Historical Financial Information” is incorporated herein by reference.

(b)       Pro forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Item 1009

(a)       Solicitation or Recommendation. The information set forth in the Proxy Statement under the caption “SPECIAL MEETING AND VOTING INFORMATION – Solicitation of Proxies” is incorporated herein by reference.

(b)       Employees and Corporate Assets. The information set forth in the Proxy Statement under the caption “SPECIAL MEETING AND VOTING INFORMATION – Solicitation of Proxies” is incorporated herein by reference.

Item 15. Additional Information

Item 1011

(b)       Not applicable.

(c)       Other Material Information. The information contained in the Proxy Statement, including the appendix attached thereto, is incorporated herein by reference.

Item 16. Exhibits

Item 1016

(a)	Notice of Special Meeting and Preliminary Proxy Statement of the Company, including the appendix and the proxy card attached thereto (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on January 17, 2018).
(b)	Not applicable.
(c)	Not applicable.
(d)(i)	Securities Purchase Agreement by and between the Company and Brookstone XXIV, dated October 21, 2016 (incorporated herein by reference to Exhibit 10.22 to the Current Report on Form 8-K filed by the Company on October 21, 2016).
(d)(ii)	Registration Rights Agreement by and between the Company and Brookstone XXIV, dated October 21, 2016 (incorporated herein by reference to Exhibit 10.23 to the Current Report on Form 8-K filed by the Company on October 21, 2016).
(d)(iii)	Joint Filing Agreement by and among Brookstone XXIV, Brookstone Flow, Brookstone Meter, Edward R. Hirshfield, Matthew E. Lipman and Michael Toporek, dated October 27, 2016 (incorporated herein by reference to Exhibit 99.1 of the Schedule 13D filed jointly by the parties to the Joint Filing Agreement on October 27, 2016).
(d)(iv)	Rights Agreement, dated as of October 6, 2016, between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated herein by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Company on October 6, 2016).
(d)(v)	Amendment No. 1, dated as of October 20, 2016, to the Rights Agreement, dated as of October 6, 2016, between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated herein by reference to Exhibit 4.2 of the Current Report on Form 8-K filed by the Company on October 21, 2016).

(d)(vi)	Amended and Restated 2006 Equity Incentive Plan of the Company (incorporated herein by reference to Exhibit 10.1 to the Annual Report on Form 10-K filed by the Company on March 2, 2017).
(d)(vii)	Amended and Restated 2012 Equity Incentive Plan of the Company (incorporated herein by reference to Exhibit 10.3 to the Annual Report on Form 10-K filed by the Company on March 2, 2017).
(d)(viii)	2014 Equity Incentive Plan of the Company (incorporated herein by reference to Exhibit A to the Schedule 14A filed by the Company on April 25, 2014).
(f)	Not applicable.
(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

MECHANICAL TECHNOLOGY, INCORPORATED

By:	/s/ Frederick W. Jones
	Name:	Frederick W. Jones
	Title:	Chief Executive Officer, Chief Financial Officer and Secretary

BROOKSTONE PARTNERS ACQUISITION XXIV, LLC

By:	BP XXIV Flow, LLC Managing Member

By:	BP XXIV Meter, LLC Managing Member

By:	/s/ Edward R. Hirshfield
	Name:	Edward R. Hirshfield
	Title:	Managing Member

Dated: January 17, 2018